December 23, 2009

VIA EDGAR

Attn: Filing Desk
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

Re:	Cascade Bancorp
Form S-1 Registration Statement
Registration No. 333-162377

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Cascade Bancorp (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-162377), together with all exhibits and amendments thereto (the "Registration Statement").  The Registrant has determined not to proceed with the registration and sale of additional shares of its common stock at this time.  No shares of common stock have been offered or sold under the Registration Statement.

Please address any questions you may have to Laura Baumann, at Davis Wright Tremaine LLP 1201 Third Avenue, Suite 2200 Seattle, Washington 98101, telephone number (206) 757-8009, facsimile number (206) 757-7009.

Thank you for your assistance with this matter.

Cascade Bancorp

By:	/s/ Patricia L. Moss
Patricia Moss
President and Chief Executive Officer